UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment Number Two to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Capstone Companies, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

14070F102
(CUSIP Number)

Jeffrey Postal and Mindy Postal
60 Hendriks Isle, PH 60
Number 1410
Fort Lauderdale, Florida 33301
(954) 288-8353

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070F102	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Postal and Mindy Postal (JTWROS)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,891,332.66
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,891,332.66

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,891,332.66
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.40%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070F102	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Postal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 443,751
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 443,751
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070F102	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Postal 2001 Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,345,129
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,345,129
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,129
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14.	TYPE OF REPORTING PERSON (see instructions) OO - Trust

CUSIP No. 14070F102	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JJ Postal Family Trust 2004
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 428,573
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 428,573
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO – Trust

CUSIP No. 14070F102	13D	Page 6 of 9 Pages

Item 1.  Security and Issuer.

This Amendment Two to this Schedule 13D relates to the Common Stock, $0.0001 par value, ("Common Stock") of Capstone Companies, Inc., a Florida corporation, ("Company" or "Issuer"). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 252-3440.

Item 2.  Identity and Background.

(a) This statement is filed by:  (1) Jeffrey Postal and Mindy Postal, spouses; (2) Jeffrey Postal, who is a natural person and an outside director of the Company; (3) Postal 2001 Irrevocable Trust; and (4) JJ Postal Family Trust 2004.    Jeffrey Postal is also the trustee of the JJ Postal Family Trust 2004 and the Postal 2001 Irrevocable Trust.  The foregoing shall hereinafter be referred to collectively as the "Reporting Persons." Jeffrey Postal may be referred to as "Mr. Postal," and Mindy Postal may be referred to as "Ms. Postal."

As trustee, Jeffrey Postal has voting control and dispositive power over shares of Common Stock held by Postal 2001 Irrevocable Trust and by the JJ Postal Family Trust 2004 under the respective trust agreements.  Postal 2001 Irrevocable Trust and JJ Family Trust 2004 are estate planning vehicles for Jeffrey and Mindy Postal. As a result, Jeffrey Postal, Postal 2001 Irrevocable Trust and JJ Postal Family Trust 2004 may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D). Shares listed as beneficially owned by these Reporting Person exclude shares held by Jeffrey and Mindy Postal (JTWROS), in each case as to which those Reporting Persons disclaim beneficial ownership.

(b) The address of the principal business office of the Reporting Persons is 60 Hendricks Isle, PH 60, Fort Lauderdale, Florida 33301, located in Broward County.

(c) The principal business of Mr. Postal is as a businessman in South Florida and he has various business interests outside of the Company.  His service as an outside director of the Company is tangential to his primary business activities.  Mindy Postal is the spouse of Jeffrey Postal and is a housewife. Postal 2001 Irrevocable Trust and JJ Postal Family Trust 2004 are estate planning vehicles for Jeffrey and Mindy Postal and are formed under Florida laws.

(d) None of the Reporting Persons has during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Postal is a United States citizen and a natural person.   Ms. Postal is a United States citizen and a natural person.  Postal 2001 Irrevocable Trust and JJ Postal Family Trust 2004 are estate planning vehicles of Jeffrey and Mindy Postal and are formed under Florida laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of the funds for the shares of Common Stock acquired as of a September 15, 2017 closing, the subject of this Amendment Number Two to the Schedule 13D by the Reporting Persons, was cancellation of debt in the amount of $217,250 owed by the Company to Jeffrey Postal.  The debt was working capital advanced to the Company by Jeffrey Postal.  Mr. Postal cancelled the debt to assist the Company in conserving cash reserves and cash flow as well as to pay for the issuance to him of 500,000 shares of Common Stock under existing stock options held by Jeffrey Postal in the name of Jeffrey & Mindy Postal (JTWROS).  The exercise price of the 500,000 stock option shares was $0.435.

CUSIP No. 14070F102	13D	Page 7 of 9 Pages

Jeffrey Postal also purchased 50,000 shares of Company Common Stock under a Conversion and Option Agreement, dated September 15, 2017, with the Company ("Conversion Agreement").  The purchase price of the 50,000 shares of Common Stock was $0.468 per share, or a total purchase price of $23,400.  Jeffrey Postal paid the $23,400 purchase price by cancellation of debt owed by the Company to Jeffrey Postal.

The above transactions were set forth in the Conversion Agreement and approved by the disinterested directors of the Company at a September 8, 2017 special meeting of the Company Board of Directors.

The closing of the Conversion Agreement was postponed by the impact of Hurricane Irma on South Florida, where the Company and Reporting Persons are located.

Item 4.  Purpose of Transaction.

The purpose of this Amendment Two to Schedule 13-D is to report an increase of ownership of the shares of Common Stock by the Jeffrey Postal and Mindy Postal.

The Company effected a 1-for-15 reverse stock split of the Company's Common Stock, effective 22 August 2016 (as previously reported by the Company).

Each of the Reporting Persons continue to hold and increase their respective holdings of shares of Company Common Stock as a long-term investment and none of the Reporting Persons has any intent, as of the date of this Amendment Number 2 to the Schedule 13D, to effect a change of control of the Company or to acquire a controlling voting power over the Company.

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the disclosure below, the results of such communications.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Company pursues a usual and customary periodic review of possible corporate actions to seek to grow the Company's business and revenues.  This growth program includes review of any bona fide merger or acquisition opportunities, asset purchase or sale opportunities, or issuance or purchase of Company securities. The review of this growth program does not mean that the Company will consummate any significant or change of control transactions as part of any pursuit of potential enhancements of Company business and revenues.  Jeffrey Postal as a director generally supports the periodic growth program review.

 As of the date of this Amendment Two to the Schedule 13-D,

(1)  Jeffrey Postal owns 443,751 shares of Common Stock;
(2)  Jeffrey and Mindy Postal owns 4,891,332.66 shares of Common Stock;
(3)  Postal 2001 Irrevocable Trust owns 3,345,129 shares of Common Stock; and
(4)  JJ Postal Family Trust owns 428,573 shares of Common Stock.

Jeffrey and Mindy Postal are spouses.  Postal 2001 Irrevocable Trust and JJ Postal Family Trust are estate planning vehicles of Jeffrey and Mindy Postal.

The Company effected a 1-for-15 reverse stock split, effective as of 22 August 2016.  The above ownership amounts reflect that reverse stock split.

CUSIP No. 14070F102	13D	Page 8 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

See response in Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the foregoing agreements and arrangements, including the trust agreements that appoint Jeffrey Postal as trustee of the Postal 2001 Irrevocable Trust and JJ Postal Family Trust, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 10.1 is the Conversion and Option Agreement, dated 13 September 2017, by Capstone Companies, Inc. and Jeffrey Postal and is incorporated by reference to the Current Report on Form 8-K/A (Amendment One) to be filed by Capstone Companies, Inc. with the Commission on or before September 20, 2017.

Exhibit 99.1 is attached hereto and consists of the Joint Filing Agreement of the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jeffrey Postal

/s/ Jeffrey Postal

Date: September 15, 2017

Mindy Postal

/s/ Mindy Postal

Date: September 15, 2017

Postal 2001 Irrevocable Trust

By: /s/ Jeffrey Postal

Jeffrey Postal, Trustee

Date: September 15, 2017

JJ Postal Family Trust

By: /s/ Jeffrey Postal

Jeffrey Postal, Trustee

Date: September 15, 2017